News Release

Exhibit 99.1

Ellen M Martin Kureczka/Martin Associates Investor Relations Tel: (510) 832-2044	Deb McManus, APR Media Relations Tel: (510) 204-7240

XOMA Reports First Quarter 2005 Financial Results

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Records Net Income of $0.28 per share, Sharp Reduction in Operating Loss

Berkeley, CA – May 9, 2005 — XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical company developing antibody and protein-based drugs for cancer, immunological disorders and infectious diseases, today announced its financial results for the quarter ended March 31, 2005.

For the first quarter of 2005, the Company reported net income of $30.1 million or $0.28 per share on a fully diluted basis, compared with the first quarter of 2004 net loss of $20.2 million or ($0.24) per share. The 2005 net income figure includes a non-recurring gain of $40.9 million, recognizing the extinguishment of a long-term loan due to Genentech, Inc. (NYSE: DNA) as part of a restructuring of XOMA’s arrangement with Genentech with regard to the RAPTIVA® product. XOMA’s loss from operations fell by 46%, from $20.0 million in the prior year quarter to $10.8 million in the first quarter of 2005. The improved results reflected higher revenues, as well as reduced research and development expenses and the elimination of losses from the collaboration agreement with Genentech following its re-structuring.

As of March 31, 2005, XOMA held $61.7 million in cash, cash equivalents and short-term investments, compared with $24.3 million at December 31, 2004. The increase primarily reflects $56.6 million net proceeds from the convertible note offering completed in February of 2005, partially offset by cash used in operating activities of $18.8 million.

A more detailed discussion of XOMA’s financial results is provided below and in XOMA’s first quarter 2005 10-Q filing.

“The first quarter financial results reflect several actions we’ve taken to improve XOMA’s financial position,” said Peter Davis, XOMA’s chief financial officer. “Re-structuring our collaboration agreement with Genentech has had an immediate positive effect on both revenues and expenses. We have recorded our first revenue from our NIAID agreement, which began in March and we have taken steps to reduce expenses going forward. For the full year 2005 we expect to have cut our operating losses by at least half and to record a modest profit.”

Key first quarter 2005 events:

•	In January, XOMA restructured its RAPTIVA® agreement with Genentech, replacing a US cost and profit sharing arrangement and an ex-US royalty arrangement with a worldwide royalty arrangement beginning in January 2005. Genentech also discharged XOMA’s $40.9 million long-term note obligation, which XOMA recognized as “other income” in the first quarter of 2005 in exchange for reduced royalty obligations to XOMA.

•	In February, XOMA completed a $60.0 million convertible senior note financing to qualified institutional buyers. The notes, which mature in 2012, are convertible into XOMA common shares at a price of approximately $1.87 per share.

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In February, investigators presented final results of a three-year study of RAPTIVA® in moderate-to-severe plaque psoriasis patients at the American Academy of Dermatology meeting, providing additional confirmation of the long-term safety and sustained treatment

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benefit of the product. In March, Genentech disclosed its intention to initiate Phase II clinical testing of RAPTIVA® in atopic dermatitis patients.

•	In March, XOMA was awarded a $15.0 million 18-month contract from the National Institute of Allergy and Infectious Diseases (“NIAID”), a part of the National Institutes of Health (NIH), to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics designed to protect US citizens against the harmful effects of biological agents used in bioterrorism. The contract will be 100% funded with Federal funds from NIAID under Contract No. HHSN266200500004C.

•	In April, XOMA and Chiron Corporation (Nasdaq: CHIR) announced the initiation of Phase I clinical testing of CHIR-12.12, a fully human, antagonist antibody that targets the CD40 antigen. Treatment has begun in the first study in subjects with advanced chronic lymphocytic leukemia (“CLL”). CHIR-12.12 is the first drug candidate to enter clinical testing under the collaborative agreement between Chiron and XOMA for the development of antibody products for the treatment of cancer.

“The start of the Phase I program moves CHIR 12.12, our first drug candidate from the Chiron collaboration, into clinical testing in CLL,” said John L. Castello, president, chairman and CEO of XOMA. “We also plan to test this antibody in multiple myeloma later this year, and we are already working with Chiron on additional drug candidates. The NIAID agreement is an important first contract to improve utilization of our process development and manufacturing assets. RAPTIVA® sales continue to grow worldwide, and our new arrangement with Genentech has already had a very positive impact on our financial performance.”

Financial Discussion

Revenues:

Revenues for the three months ended March 31, 2005, were $3.0 million, compared with $0.2 million for the three months ended March 31, 2004.

License and collaborative fees revenues increased to $0.5 million for the quarter, compared with $0.2 million for the same period of 2004, reflecting amortization of the $10.0 million in upfront payments received in 2004 from Chiron, which are being recognized as revenue over the five-year expected term of the agreement. The amortization of this payment began in the second quarter of 2004.

Contract revenues increased to $1.3 million for the 2005 quarter, compared with zero in the first quarter of 2004, primarily due to clinical trial services performed on behalf of Genentech and contract manufacturing services performed under the NIAID contract which began in March of this year.

Royalties of $1.2 million were recorded for the three months ended March 31, 2005, compared with zero for the 2004 quarter. This increase resulted primarily from RAPTIVA® royalties earned under the restructured arrangement with Genentech. Beginning on January 1, 2005, XOMA earns a mid-single digit royalty on worldwide sales of RAPTIVA®.

Revenues for the next several years will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements.

Expenses:

Research and development expenses for the three months ended March 31, 2005, decreased 23% to $10.0 million from $13.0 million for the same period of 2004. The decrease resulted from reduced spending on MLN2222, XMP.629, RAPTIVA®, TPO mimetic and new product research which was partially offset by increased spending on the Chiron oncology and Aphton anti-gastrin

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antibody collaborations. Additionally, during the first quarter of 2005, R&D expenses included $0.5 million in costs related to restructuring our clinical organization to a level more appropriate to support current requirements.

General and administrative expenses for the three months ended March 31, 2005 were $3.8 million compared with $3.9 million for the same period of 2004.

Collaborative arrangement expenses, which related exclusively to RAPTIVA®, were zero and $3.2 million for the three months ended March 31, 2005 and 2004, respectively. The 2004 amount reflects XOMA’s 25% share of commercialization costs for RAPTIVA® in excess of Genentech’s revenues less cost of goods sold and research and development cost sharing arrangements. Because of the restructured arrangement with Genentech, effective January 1, 2005, XOMA is no longer responsible for a share of operating costs or R&D expenses, but receives royalties on worldwide sales. Genentech will be responsible for all development costs and will compensate XOMA for any development support for RAPTIVA®.

Long-term Debt

At December 31, 2004, XOMA’s balance sheet reflected a $40.9 million long-term note due to Genentech, which was extinguished under the restructuring of the Genentech agreement that was announced in January 2005. In February of 2005, XOMA issued $60 million of 6.5% convertible senior notes due in 2012, which is shown on the March 31, 2005 balance sheet as convertible long term debt.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at March 31, 2005, were $61.7 million compared with $24.3 million at December 31, 2004. The $37.4 million increase primarily reflects cash proceeds of $56.6 million from the February 2005 financing partially offset by cash used in operations of $18.8 million.

Based on current spending levels, anticipated revenues, partner funding, remaining net proceeds received from XOMA’s last underwritten public offering, and proceeds from the convertible senior notes issued in February of 2005, the Company estimates that it should have sufficient cash resources to meet anticipated net cash needs through at least 2008. Any significant revenue shortfalls or increases in planned spending on development programs or more rapid progress of development programs could shorten this period. Additional licensing arrangements or collaborations or otherwise entering into new equity or other financing arrangements could extend this period. Progress or setbacks by potentially competing products may also affect XOMA’s ability to secure new funding on acceptable terms.

Product Highlights

RAPTIVA® (Efalizumab): Collaboration with Genentech, Inc.

RAPTIVA® was developed through a collaboration between Genentech and XOMA, and received FDA approval in October of 2003 as a treatment to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. US sales of RAPTIVA® in 2004 were approximately $52.4 million.

Outside the United States and Japan, RAPTIVA® is sold by Serono S.A. (“Serono”), which in September of 2004 received European Commission Marketing Authorisation for RAPTIVA® in patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. Serono received additional international approvals in 2004 and international sales of RAPTIVA® in 2004 were $4.9 million. RAPTIVA® is now available in 18 countries worldwide and reimbursed in 12 countries.

In the first quarter of 2005, Genentech reported US RAPTIVA® sales of $16.6 million and Serono reported international sales of $4.5 million.

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Oncology Therapeutic Antibodies Program: Collaboration with Chiron Corporation

In April of 2005, Chiron and XOMA announced the start of Phase I clinical testing of the first drug candidate to reach clinical development under their collaborative agreement to develop antibody products for the treatment of cancer. The study is expected to enroll up to 40 patients with advanced CLL at three leading cancer centers in the United States and will monitor subject biomarkers in real time using translational medicine. The single-agent, open-label Phase I study of CHIR-12.12 is designed to evaluate the safety, dose tolerability and pharmacokinetic profile of this fully human, antagonist antibody that targets the CD40 antigen. Chiron and XOMA also plan to initiate clinical testing of CHIR-12.12 in patients with multiple myeloma later in 2005.

Under the worldwide, exclusive, multiple product agreement, launched in March of 2004, the companies will jointly research, develop, and commercialize multiple antibody product candidates, sharing development and commercialization expenses, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30%. Chiron has also made available a $50.0 million credit facility under which XOMA can receive financing for up to 75% of its share of development expenses under the collaboration. XOMA has not yet drawn down any financing under this facility.

TPO Mimetic: Collaboration with Alexion Pharmaceuticals, Inc.

In December of 2003, XOMA agreed to collaborate with Alexion Pharmaceuticals, Inc. for the development and commercialization of an antibody to treat chemotherapy-induced thrombocytopenia. The TPO mimetic antibody was designed to mimic the activity of human thrombopoietin, a naturally occurring protein responsible for platelet production. In November of 2004, XOMA and Alexion determined that the lead molecule in the TPO mimetic collaboration did not meet the criteria established in the program for continued development. In the first quarter of 2005, the companies determined not to continue with this development program and to terminate their collaboration.

NIAID Anti-Bioterrorism Antibody Manufacturing Contract

In March, XOMA was awarded a $15.0 million contract from the National Institute of Allergy and Infectious Diseases, a part of the National Institutes of Health, to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics designed to protect US citizens against the harmful effects of biological agents used in bioterrorism. Under this 18-month contract, XOMA will use its proprietary antibody expression systems to produce anti-type A-botulinum neurotoxin monoclonal antibodies including a Master Cell Bank (MCB), Manufacturer’s Working Cell Bank (MWCB) and other designated deliverables.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, May 10, 2005, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 5739895. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software. The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on June 10, 2005. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 5739895.

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About XOMA

XOMA develops for commercialization antibody and other protein-based biopharmaceuticals to treat cancer, immune disorders and infectious diseases. The Company pipeline includes proprietary products along with collaborative product development programs with Chiron Corporation, Millennium Pharmaceuticals, Inc., and Aphton Corporation. The Company also has a royalty interest in RAPTIVA®, a product marketed worldwide that was developed under a collaboration arrangement with Genentech, Inc. For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, the company’s potential for profitability, the relative levels of the company’s expenses for the balance of 2005, future revenues and future sales and development of RAPTIVA®, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; the Company’s ability to achieve profitability will depend on the success of the sales efforts for RAPTIVA®, the Company’s ability to effectively anticipate and manage its expenditures and the availability of capital market and other financing; expenses for 2005 may be higher if expenditures are made earlier or in larger amounts than anticipated or are unanticipated; future revenues will be largely determined by the timing and extent of royalties generated by worldwide sales of RAPTIVA® and by the establishment and nature of future manufacturing, outlicensing and collaboration arrangements; the sales efforts for RAPTIVA® may not be successful if Genentech or its partner, Serono SA, fails to meet its commercialization goals, due to the strength of the competition, if physicians do not adopt the product as treatment for their patients or if any important remaining regulatory approvals are not obtained; and future development of RAPTIVA® may not be successful for reasons related to safety or efficacy.

These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K, its quarterly report on Form 10-Q and in other SEC filings.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$61,679	$23,808
Short-term investments	—	511
Receivables	1,375	707
Related party receivables	165	167
Prepaid expenses	1,957	1,414

Total current assets	65,176	26,607
Property and equipment, net	18,496	19,306
Related party receivables – long-term	171	188
Deposits and other	3,272	159

Total assets	$87,115	$46,260

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$1,331	$1,919
Accrued liabilities	11,203	19,331
Notes payable	—	116
Capital lease obligations	156	237
Deferred revenue	2,000	2,000

Total current liabilities	14,690	23,603
Deferred revenue – long-term	5,883	6,333
Convertible debt – long-term	60,000	—
Interest bearing obligation – long-term	—	40,934

Total liabilities	80,573	70,870
Commitments and contingencies
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 135,000,000 shares authorized, 86,252,640 and 85,587,174 shares outstanding at March 31, 2005 and December 31, 2004, respectively	43	43
Additional paid-in capital	654,889	653,537
Accumulated comprehensive income	—	280
Accumulated deficit	(648,391)	(678,471)

Total shareholders’ equity (net capital deficiency)	6,542	(24,610)

Total liabilities and shareholders’ equity (net capital deficiency)	$87,115	$46,260

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XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended March 31,
	2005	2004
Revenues:
License and collaborative fees	$525	$155
Contract revenue	1,259	—
Royalties	1,209	15

Total revenues	2,993	170

Operating costs and expenses:
Research and development (including contract-related of $810 and $0, respectively)	10,002	13,015
General and administrative	3,751	3,935
Collaboration arrangement	—	3,238

Total operating costs and expenses	13,753	20,188

Loss from operations	(10,760)	(20,018)
Other income (expense):
Investment and interest income	569	194
Interest expense	(661)	(340)
Other income (expense)	40,932	(4)

Net income (loss)	$30,080	$(20,168)

Basic net income (loss) per common share	$0.35	$(0.24)

Diluted net income (loss) per common share	$0.28	$(0.24)

Shares used in computing basic net income (loss) per common share	85,745	84,171

Shares used in computing diluted net income (loss) per common share	108,461	84,171